Form 20-F
period 2006-12-31
PROMAX COMMUNICATIONS INC
filed 2008-02-11
CIK 943653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934,
or

X            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROMAX COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

2580 Anthem Village Drive, Suite B-1, Henderson, Nevada 89052
(Address of principal executive offices)

(702) 588-5965
(Issuer’s telephone number)

Yukon Territory, Canada	0-25820	87-0810718
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

Securities registered  pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class

            Class A Common Stock, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2005, there were 12,093,851 shares of common stock issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes    XNo

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes    XNo

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes    X No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer                                                        Accelerated Filer                                                        X Non-Accelerated Filer

Indicate by check mark which financial statement item that the registrant has elected to follow.Item 17X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YesNo

Part I

Item 1. Identify of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA
(In Thousands, except share data)
Statement of Income Data:	For the Year ended	For the Year ended	For the year ended		Cumulative since inception
	December 31, 2006	December 31, 2005	December 31, 2004		July 23,1993
Revenue	$-	$-	$-		$196,794
Subscriber	-	-	-		55,443
Equipment Sales	-	-	-		15,971
	-	-	-		234,704
Other	-	-	-		-
Total revenue	-	-	-		502,912

Cost of revenue and operating expenses
Professional service	-	4,500	-		4,500
Technical operations	-	-	-		151,687
Cost of sales	-	-	-		33,009
Sales & marketing	-	-	-		347,674
Administration	-	-	-		1,174,486
Amortization	-	-	-		220,110
Total cost of revenue and operating expenses	-	4,500	$-		$1,931,466

Income (loss) before under noted

Write down of mortgages and loans	-	-	-		(93,555)
Foreign exchange loss	-	-	-		(12,141)
Interest on notes	2,562	1,020	-		(111,258)
Forgiveness of debts and cancellation of liabilities	-	-	-		3,910,238
Loss on abandonment and disposal of assets and discontinued business	-	-	-		(10,642,290)
Other	-	-	-		16,086
	(2,562)	1,020	-		(6,885,698)

Net income (loss)	(2,562)	(5,520)	-

Deferred Income Taxes	-	-	-
Income Tax Benefit	-	-	-

NET INCOME	$(2.562)	$(5,520)	$-		$(8,314,252)
Net income (loss) per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$
Weighted average common shares outstanding	12,093,851	12,093,851	12,093,851

Balance Sheet Data:	Year Ended	Year Ended	Year Ended
	2005	2004	2003
Working Capital	$ 0.00	$ 0.00	$ 0.00
Total Assets	0.00	0.00	0.00
Long Term Debt	(8,082)	(5,520)	0.00
Shareholders’ Equity	(8,082)	(5,520)	0.00

Although listed on the Pinksheets, the Company had no trading activity.  The price of the stock was zero at the beginning and end of every quarter of 04, 05 and 06.1  The transfer agent during this period was Pacific Corporate Trust Company, a Computershare Company, 100 University Avenue, 11th Floor, Toronto, ON M5J 2YI, (877)288-6822.

Item 4. Information on the Company

The legal name of the company is Promax Communications, Inc.  It was originally incorporated on July 21, 1993 as First Canadian Financial Corporation in British Columbia, Canada.  It changed its name by amendment on January 12, 1995 to Promax Communications, Inc.  It changed jurisdictions by filing Articles of Continuation on April 4, 1998, thereby moving domiciles to the Yukon Territory, where it exists today.

The Company was incorporated to originate new residential mortgages.  It has not written any new residential mortgages since September 1995, at which time it gradually began the liquidation of its portfolio.  After exploring new business opportunities, an agreement among certain current and former shareholders was concluded on January 22, 1997, which permitted the Company to initiate a business strategy of developing paging licenses in Latin America.  By date of April 7, 1997, as subsequently amended, the Company entered into an agreement with Auto Link Telecom S.A.  ("Auto  Link") to acquire  77.76% of its issued and  outstanding  capital  stock as  follows:  33.34% of the  outstanding voting stock (which constitutes 11.10% of Auto Link's outstanding capital stock)and 100% of the outstanding non-voting stock (all of which constitutes 66.66% of Auto Link's outstanding capital stock). The Company was also granted irrevocable and irretractable option rights with respect to purchasing the remaining 22.24% of Auto Link's issued and outstanding capital stock (representing 66.66% of the outstanding voting stock).  Auto Link holds permits from the Brazilian Ministry of Communications to operate paging services in Sao Paulo, Brazil and 32 surrounding municipalities.

To date the Company has generated no net income from its paging business.  The consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of  liabilities in the normal course of business.

As of the date of financial statements, the Company’s former businesses have all been abandoned or discontinued and all assets were disposed of.

There are no legal proceedings.

B.            Business Overview

Originally incorporated in 1993 as a residential mortgage company, the Company changed directions in 1997 to become a telecommunications entity pursuing the paging market in South America.  To date, the Company has liquidated its mortgage holdings and generated no net income from its paging business.  Since inception, the Company has not earned any revenue from operations. The Company is dormant and a developing stage corporation at this time, with no operation or cash.

C.            Organizational Structure

At the time of this filing, the Company consists of Promax Communications, Inc. only and no longer has any subsidiaries.  Auto Link Telecom, S.A. has been abandoned and all of its assets were disposed of.

D.            Property, Plants and Equipment

            None.

Item 5. Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially because of risks the Company cannot foresee.  Such risks include, but are not limited to, an economic downturn, changes in governmental policies, financial difficulty with or loss of share acquisition.

We incurred no revenues or expenses for 2004, 2005 and 2006 other than one professional services note.  We have no liquidity and unless we are able to make an acquisition with our stock or find a company with which to merge, we will not have revenue in the next reporting period or thereafter. We will, however, incur expenses to maintain our corporate estates and keep our Securities Act filings current.

Item 6. Directors, Senior Management and Employees

Name	Age	Title
Kimberly Zilke	44	Director, President & Secretary/Treasurer (1)
Leon J. Danna	67	President, Director & CEO (2)

(1)	Served in 2006 (resigned August 2007)
(2)	Elected on August 15, 2007

The following sets forth certain information as of the data here with respect to the directors and executive officers of the Company:

The Sole Officer and Director at the time of this filing is Kimberly Zilke, President/Secretary/Treasurer. Kim Zilke is 44 years old, and was formerly the CEO and owner of California Disabled Transportation, a business that operated wheel chair lift equipped vans and transported disabled persons between home and medical appointments.  From 1997 to 2004 she was also the CEO and owner of California Cab, a taxi business.  Both businesses were based in Palm Desert, California.  Prior to 1997 she held positions in the travel industry and in private duty nursing.  Ms. Zilke resigned from Promax Communications, Inc. in 2007.

Leon J. Danna, Current President, Director & CEO has over 25 years experience as a CEO running both private and public companies, including extensive experience in mergers, acquisitions, franchising and marketing. Mr. Danna became CEO of Whitehall Products, Inc., a division of Helme, Inc. on the NYSE at the age of 33. He also launched Network Financial Services, a company Danna founded, with operations in real estate, mortgage banking and insurance. Danna obtained a NASDAQ listing for Network in the early 90's. He has been recognized for his accomplishments in several published articles, interviews on television and radio as well as conducting over 50 press conferences throughout the U.S.

Compensation of Officers and Directors

No officer or director received compensation for his or her service.

Employment Contracts

There are no employment contracts with any of our officers or directors.

Committees and Attendance of Board of Directors Meetings

During the year-ended December 31, 2006, the Board of Directors held our formal meeting.  The Company does not have either an auditor or compensation committee.

Employees

The Company has one part-time employee who is not compensated for her services.

Share Ownership

Share ownership of officers and directors is listed in Item 7.

Item 7. Major Shareholders and Related Party Transactions

The Company is dormant and a developing stage corporation with no 10% or greater shareholders and had no related party transactions.
Officer/Director                                                                            Shares Held
Kimberly Zilke, Sole Officer/Director                                              400,000

Item 8. Financial Information
Reference is made in the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 Below, together with the report of Stan J. H. Lee, CPA thereon.

Item 9. The Offer and Listing
There is no non-US trading market for the common stock of the Company.  Within the United States, the Company’s common stock is traded on the over-the-counter market under the symbol SIPC (formerly PMAX).

The following table sets forth the high and low bid prices per share for the Company’s common stock for each quarter period for the past two years:

                            2007                                2006
	Highs	Lows	Highs	Lows
First Quarter	$0.00	$0.00	$0.00	$0.00
Second Quarter	$0.00	$0.00	$0.00	$0.00
Third Quarter	$0.00	$0.00	$0.00	$0.00
Fourth Quarter	$0.00	$0.00	$0.00	$0.00
The quotations reflect inter-dealer prices without mark-up, mark-down or commissions and may not represent actual transactions.

As of February 4, 2008, the bid price for the common stock was $1.30.

As of February 4, 2008, there were approximately 725 shareholders of record and 1beneficial shareholder.

Item 10. Additional Information

Documents on Display

Articles of Incorporation

The Company has two classes of stock, preferred and common.

Preferred stock has a par value of $0.001 per share, 10,000,000 shares have been authorized, but none have been issued.

Common stock, $0.001 par value, 250,000,000 shares have been authorized, and 12,093,851 have been issued.  Each share of common stock is entitled to one vote.  Common stock is entitled to dividends payable in cash, stock or property as the Board of Directors shall, in its discretion, declare from time to time.  There have been no dividends paid or authorized to common shareholders.

Documents on Display

Documents concerning our Company, which are referred to in this report, may be inspected upon reasonable notice, at our principal executive office at 2580 Anthem Village Drive, Suite B-1, Henderson, Nevada 89052.  The Company charter documents The Company filed articles of incorporation on July 21, 1993 as First Canadian Financial Corporation under the Company Act (British Columbia).  The corporation was assigned incorporation number 451299.  On April 3, 1997 the Company filed articles changing the name to Promax Communications, Inc.

Exchange Controls

The company is not subject to any governmental laws, decrees or regulations in Canada which restrict the export or import of capital, including any foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s Common Stock.  Nor do the laws of Canada or the Company’s Articles impose any limitation on the rights of non-resident foreign owners to hold or vote the common stock of the Company.

Taxation

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Act”) generally applicable to holders of common shares who are not resident or deemed to be resident in Canada, who hold their common shares as capital property and who do not use or hold and are not deemed to use or hold common shares in carrying on business in Canada, except, in certain situations, holders who carry on an insurance business in Canada and elsewhere.  This summary is based on the current provisions of the Act, the regulations thereunder, specific proposals to amend the Act or the regulations publicly announced by the Minister of Finance before the date hereof and counsel’s understanding of the current administrative practices published by Canada Revenue Agency but does not take into account provincial or territorial income tax laws.  This summary is not exhaustive of all possible income tax considerations and holders or prospective purchasers are advised to consult with their own tax advisers with respect to their particular circumstances.

Capital gains realized on the disposition of common shares will not be subject to tax under the Act unless such common shares are taxable Canadian property of the holder within the meaning of the Act.  Common shares will generally not be taxable Canadian property to a holder unless, at any time during the five-year period immediately preceding a disposition, the holder, persons with whom the holder did not deal at arm’s length was considered to own under the Act 25% or more of the issued shares of any class or series of the Company.  Even if the common shares constitute taxable Canadian property to a particular holder, an exemption from tax under the act may be available under the provisions of any applicable international tax treaty.  In the case of residents of the United States (other than certain former residents of Canada), the Canada-United States Income Tax Convention (1980) (the “US/Canada Tax Treaty”) provides an exemption from tax unless the value of the common shares at the time of disposition is derived principally from real property situated in Canada (which the Company believes is not currently the case and does not expect to be the case in the future).

Dividends paid or credited on the common shares will be subjected to Canadian withholding tax under the Act at a rate of 25%, subject to reduction under the provisions of any applicable international tax treaty.  In the case of residents of the Unites States who own less than 10% of the Company’s voting stock, the U.S./Canada Tax Treaty reduces the rate to 15%.  Under the U.S./Canada Tax Treaty, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax.  Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold such tax from payments made to such organizations.  Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

The Company itself is taxed in Canada both at the federal and the provincial level.  The federal tax rate is 19% and the provincial tax rate is 15% for an effective overall tax rate of 34% of net income.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Not Applicable

Item 12. Description of Securities Other Than Equity Securities

Not Applicable.

Part II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None Reportable.

Item 14. Material Modifications to the Right of Security Holders and Use of Proceeds

None Reportable.

Item 15. Managements Annual Report on Internal Controls over Financial Reporting

During the period of time covered by this report, the Company was a development stage corporation with no assets or activity.  As a going concern, the Company will establish and maintain adequate internal control over financial reporting, as defined by SEC rules adopted under the Securities Exchange Act of 1934, as amended.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals.  It consists of policies and procedures that:

A)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
B)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principals, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and:

C)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition or our assets that could have a material effect on the financial statements.

Since our Company was a development stage corporation, during this accounting period, and there were no operations, we conclude that our internal control over financial reporting was not effective as of December 31, 2006.  Our disclosure controls and procedures were not effective in timely alerting the officers to material information required to be included in our period Securities and Exchange Commission filings at reasonable assurance levels due to the material weaknesses described below.

In light of the material weaknesses described below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2) or combination of control deficiencies, which result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management has determined that we did not maintain a sufficient amount of accounting and finance personnel with adequate depth and skill in the application of generally accepted accounting principles as demonstrated by our inability to timely file our 6-K and 20-F filings for the years 1998-2007.

Remediation of Material Weaknesses

To remediate the material weaknesses in our disclosure controls and procedures identified above, we are being assisted by outside accounting personnel. We do not believe that this outsourcing will be effective once we commence significant operations. As a result, our internal controls may continue to be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision. However, we believe, once funding is available and have established criteria by which we will retain the expertise required to provide adequate and effective financial reporting.

Item 16A. Audit Committee Financial Expert

(a)(ii) The company does not have an audit committee or a financial expert serving on its board of directors, therefore the entire board constitutes the audit committee.  At the time covered in this report, the Company was dormant and had no operations or audit committee.

Item 16B. Code of Ethics

The Company adopted a Code of Ethical Conduct.  This was filed with its December 31, 2005 Form 20-F.

Item 16C. Principal Accountant Fees and Services

The aggregate fees paid relating to the audit of the Company’s financial statements for the year 2006 was $0.00.

Part III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Financial Statements and Exhibits

14.1    Code of Ethics - (filed with Form 20-F for the year ended December 31, 2005)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIPP INDUSTRIES, INC. (Formerly Promax Communications, Inc.)

Date: February 7, 2008	By:	/s/ Leon J. Danna
Leon J. Danna
Chief Executive Officer, President and Director

CERTIFICATION

I, Leon J. Danna, certify that:

1.	I have reviewed this annual report on Form 20-F of SIPP Industries, Inc. (formerly Promax Communications, Inc.).;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods covered by this annual report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:            February 7 2008

/s/ Leon J. Danna
____________________________
Leon J. Danna
Chief Executive Officer

For the purposes of 18 U.S.C. Section 1350,  AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, the undersigned, Leon J. Danna, the Chief Executive Officer of SIPP Industries, Inc. (formerly Promax Communications, Inc.) hereby certifies that, to his knowledge:

(i)       the Annual Report on Form 20-F of the Company for the year ended December 31, 2005 as filed with the Securities Exchange Commission on the date hereof (the “Report”) fully complies with the requirements Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                /s/ Leon J. Danna
Leon J. Danna
Chief Executive Officer

February 7, 2008

EXHIBIT A

Stan J.H. Lee, CPA
Registered with the Public Company Accounting Oversight Board
2160 North Central Rd.  Suite 203 tFort Lee t NJ 07024
794 Broadway t Chula Vista t CA 91910
619-623-7799 Fax 619-564-3408  E-mail) stan2u@gmail.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

SIPP Industries, Inc.

We have audited the accompanying balance sheets of SIPP Industries, Inc. (formerly Promax Communications Inc.) as of  December 31, 2006 and the related statements of operations ( except for cumulative since its inception) , changes in shareholders’ equity and cash flows ( except for cumulative since its inception)  for the fiscal year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIPP Industries, Inc. (formerly Promax Communications Inc.) as of December 31, 2006, and the results of their operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company’s results of operations raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

s/Stan J.H. Lee, CPA

January 25, 2008

Chula Vista, CA 91910

EXHIBIT B

PROMAX COMMUNICATIONS, INC.)
For the Periods ended June 30, 2005 and 2004
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
	As of December 31,
	2005	2006
ASSETS
Current Assets:

Cash	$-	$-

Total Assets	$-	$-

Current liabilities
Notes payable - non-affiliated	$4,500	$4,500
Accrued interest in notes payable	3,582	1,020
Total current liabilities	8,082	5,520

Total liabilities	8,082	5,520

Preferred stock: $0.001 par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock: $0.001 par value; 250,000,000 shares authorized:12,093,851 issued and outstanding as of September 30, 2005	$1,209	$1,209
Paid in capital	9,161,510	9,161,510
Cost of financing	(852,150)	(852,150)
Accumulated deficit during the development stage	(8,316,814)	(8,314,252)
Accumulated translation adjustment	(1,837)	(1,837)
Total stockholders' equity	(8,082)	(5,520)

Total Liabilities and Shareholders' Equity (Deficit)	$-	$-

See notes to consolidated financial statements

EXHIBIT C

PROMAX COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
		For the year ended	For the year ended		Cumulative since inception
		December 31, 2006	December 31, 2005		July 23,1993
Revenue		$-	$-		$196,794
Subscriber		-	-		55,443
Equipment Sales		-	-		15,971
		-	-		234,704
Other		-	-		-
Total revenue		-	-		502,912

Cost of revenue and operating expenses
Professional service			4,500		4,500
Technical operations		-	-		151,687
Cost of sales		-	-		33,009
Sales & marketing		-	-		347,674
Administration		-	-		1,174,486
Amortization		-	-		220,110
Total cost of revenue and operating expenses	$		$4,500		$1,931,466

Income (loss) before under noted
Write down of mortgages and loans		-	-		(93,555)
Foreign exchange loss		-	-		(12,141)
Interest on notes		2,562	1,020		(111,258)
Non-controlling interest		-	-		47,222
Forgiveness of debts and cancellation of liabilities		-	-		3,910,238
Loss on abandonment and disposal of assets and discontinued business		-	-		(10,642,290)
Other		-	-		16,086
		2,562	1,020		(6,885,698)

Net income (loss)		(2,562)	(5,520)

Deferred Income Taxes		-	-
Income Tax Benefit		-	-

NET INCOME		$(2,562)	$(5,520)		$(8,314,252)

Net income (loss) per common share - basic and diluted		$(0.00)	$(0.00)	$

Weighted average common shares outstanding -		12,093,851	12,093,851

See notes to consolidated financial statements

EXHIBIT D

PROMAX COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Capital			Accumulated Deficit During Development Stage	Accumulated translation adjustment	Total Stockholders' Equity(Deficit)
	Shares	Common Stocks	Paid in capital - net of cost of financing

Balance, December 31, 2004	12,093,851	$1,209	$8,309,360	$(8,308,732)	$(1,837)	$-

Net income (loss) for the year ended December 31, 2005	-	-	-	(5,520)	-	(5,520)

Balance, December 31, 2005	12,093,851	1,209	8,309,360	(8,314.252)	(1,837)	(5,520)

Net income (loss) for the year ended December 31, 2006	-	-	-	(2,562)	-	(2,562)

Balance, December 31, 2006	12,093,851	$1,209	$8,309,360	$(8,316,814)	$(1,837)	$(8,082)

See notes to consolidated financial statements

EXHIBIT E

(PROMAX COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years ended June 30, 2005 and 2004

	For the year ended	For the year ended	Cumulative since inception
	December 31, 2006	December 31, 2005	July 23,1993

Cash flows from operating activities:
Net income (loss)	$(2,562)	$(5,520)	$(8,314,252)
Changes in operating assets and liabilities:
Items not involving cash:	-	-	-
Amortization	-	-	220,110
Cumulative translation adjustment	-	-	(6,840)
Non-controlling interest	-	-	(47,222)
Forgiveness of debt and cancellation of liabilities	-	-	(3,910,238)
Loss on abandonment and disposal of assets and discontinued business	-	-	10,311,321
Change in working capital	2,562	1,020	2,007,167
Net cash used in operating activities	$2,562	$(4,500)	$260,046

Cash flows from financing activities:
Issuance of shares, net of issue costs		-	7,466,710
Redemption of shares	-	-	(477,999)
Promissory notes	-	4,500	3,804,500
Dividends	-	-	(105,815)
Amounts receivable related to the issuance of shares	-	-	(38,030)
Subscription received in advance of capital stocks	-	-	1,032,109
Net cash provided by financing activities	-	-	11,681,475

Cash flows from investment activities:
Capital assets	-	-	(94,399)
Investment in Argent Tel	-	-	(200,000)
Investment in Skylink, net of cash	-	-	(8,487,082)
Mortgages and loans receivable	-	-	297,018
Increase in deferred development costs	-	-	(138,023)
Acquisition of equipment, net of disposals	-	-	(115,727)
Business acquisitions net of cash acquired	-	-	(3,203,308)
Net cash provided (or used) in investment activities	-		(11,941,521)

Net change in cash	-	-	-

Cash, beginning of period	-	-	-

Cash, end of period	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,562	$1,020	$-

Schedule of non-cash financing and investing activities:
Issuance of common stock	$-	$-	$-

See notes to consolidated financial statements

EXHIBIT F

Promax Communications Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
December 31, 2006

1.   Operations:

Promax Communications, Inc. (the "Company") was originally incorporated  under the laws of British  Columbia as First Canadian Financial Corporation on July 23, 1993. It changed its name by amendment on January 12, 1995 to Promax Communications, Inc.  It changed jurisdictions by filing Articles of Continuation on April 4, 1998, thereby moving domiciles to the Yukon Territory, where it exists today.

From the date of incorporation through January 1997 the Company was engaged in the issuance of residential  property mortgages.  On January 22, 1997 an agreement  among  certain  current and former shareholders  was concluded  which  permitted the Company to initiate a business strategy of developing paging licenses in Latin America.

By date of April 7, 1997, as subsequently  amended,  the Company entered into an agreement  with Auto Link Telecom S.A.  ("Auto  Link") to acquire  77.76% of its issued and  outstanding  capital  stock as  follows:  33.34% of the  outstanding voting stock (which constitutes 11.10% of Auto Link's outstanding capital stock)and 100% of the outstanding non-voting stock (all of which constitutes 66.66% of Auto Link's outstanding capital stock). The Company was also granted irrevocable and irretractable  option rights with respect to purchasing the remaining 22.24% of Auto Link's issued and outstanding capital stock (representing  66.66% of the outstanding  voting stock).  Auto Link holds permits from the Brazilian Ministry of  Communications  to  operate  paging  services  in Sao  Paulo,  Brazil and 32 surrounding municipalities.

To date the Company has generated no net income from its paging business.  These consolidated financial statements have been prepared on a going concern basis, which assumes the  realization  of assets and  settlement of  liabilities in the normal course of business.

As of the date of financial statements, the Company’s former businesses have all been abandoned or discontinued and all assets were disposed of.

2.   Significant accounting policies:

a) Basis of Presentation - Development Stage Company

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

b) Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the reported value of assets,  such as mortgages and loans, and liabilities and the disclosure of contingent assets and  liabilities  at the date of the financial statements and the reported amounts of revenues  and expenses during the reporting period. Actual results could differ from these estimates.

 c)  Reporting currency:

Because the Company's operations are primarily denominated in U.S. dollar based currencies, the financial statements for the year ended December 31, 2006  have been restated from Canadian dollars to U.S. dollars.

  d)  Cash equivalents:

Cash equivalents are represented by short-term investments issued by major financial institutions having original terms to maturity of three months or less when acquired.

  e) Foreign exchange:

The Company's businesses which operate in other than U.S. dollars are considered to be self-sustaining in nature.  Accordingly, assets and liabilities are translated into United States dollars at rates of exchange in effect at the balance sheet date.  Transactions which impact the determination of earnings are translated at average exchange rates during each reporting period.  Exchange gains and losses arising from the translation of the businesses into U.S. Dollars are excluded from the determination of income and disclosed as the cumulative translation adjustment in shareholders' equity in the consolidated balance sheets. Other exchange gains and losses are included in the determination of income.

 f) Loss per share:

Loss per share is calculated based on the weighted average number of common shares outstanding after giving retroactive effect to the stock consolidation in the year ended December 31, 2006.

 g) Financial instruments:

Financial instruments include notes payable and accrued interest liabilities, which the estimated fair values do not differ materially from their carrying value due to the short-term nature of such financial instruments.

 h) Comparative figures:

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year's consolidated financial statements.

 i)  Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.
3. Going Concern
The Company is in dormant stage with no assets and has no operating business. The Company has significant working capital needs in order to continue its existence. Moreover, in the absence of significant business operation, the Company will have to seek to raise additional funds to meet its working capital needs principally through the additional sales of its securities. However, there is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

4.   Capital stock:

Share of Common stock;

Authorized:

10,000,000 preferred shares with $0.001 par value
 250,000,000 common shares with $0.001 par value

As of December 31, 2006, there were 12,093,851 shares of common stock issued and outstanding.

Shares of Preferred Stock:
As of December 31, 2006, there were no preferred shares of stock issued and outstanding.
Issuer's Options, Warrants and/or Subscriptions.  There are no options, warrants and/ or subscriptions for any shares of the Issuer's common or preferred stock for the year ended  December 31, 2006.

5.      Reconciliation to United States accounting principles:

The basic consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which differ in certain respects from those accounting principles that are generally accepted in the United States.  The significant differences to these consolidated financial statements are set out below.

(a) For United States accounting purposes, the Company has adopted SFAS 109, "Accounting for Income Taxes."  The adoption of SFAS 109 had no effect on the Company's financial position or results of operations as the future benefit of loss carry forwards would be fully offset by a valuation allowance.

(b) For United States accounting purposes, capital stock issued for non-cash consideration, including on the acquisition of businesses and as broker fees, are non-cash transactions which would be excluded from the consolidated statements of changes in financial position and reported separately.

(c) In accordance with the provision of SFAS 123 "Accounting for Stock-Based Compensation", for United States accounting purposes the Company applies the provisions of APB Opinion No. 23 to the measurement and recognition of value of stock-based compensation.

6. Subsequent events:

Business acquisitions

On August 31, 2007, the Company share exchange agreement with SIPP, Inc., a Nevada corporation whereby the Company issued 16,743,375 shares of common stocks for all the outstanding capital of SIPP, Inc.  The share exchange has been accounted for as a reverse merger followed with a recapitalization.  As a result, SIPP, Inc. is considered the accounting acquirer and consequently the financial historical of SIPP, Inc. will become the financial historical of the Company.

On August 24, 2007, the Issuer affected a 1 for 1,000 reverse split of its shares of common stock resulting in 47,596 shares of common stock, with rounding up to the next digit.

As of August 31, 2007, there were 22,372,261shares of common stock issued and outstanding.  There were 12,761 shares of common stock that are free-trading and an additional 5,581,125 shares of common stock that are eligible to become free-trading in the near future.  The balance of the 16,743,375 shares of common stock are restricted.

On August 31, 2007, there were (i) 16,743,375shares of common stock issued for the share exchange for the acquiring of a wholly owned subsidiary of Sipp, Inc., a Nevada corporation, (ii) 5,581,125 shares issued for settlement of corporate debt.  As a result of the forward split of 2 for 1 on October 9, 2007, those 16,743,375 shares of common stock resulted in 33,486,750. On November 1, 2007, there were 113,250 shares of common stock issued to Sipp, Inc. to increase their post split share position from 33,486,750 to 33,600,000.  This was to enable Sipp, Inc, to exchange their shares without fractional units.  This allows for 1.2 shares of common stock of the Issuer to be exchanged for 1 share of Sipp, Inc., the private corporation and now the subsidiary of the Issuer.

All of the shares of common stock issued in the last two years were issued pursuant to the exemption from registration provided in Section 4(2) of the Securities and Exchange Act.