Form 20-F
PROMAX COMMUNICATIONS INC
filed 2008-02-11
CIK 943653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934,
or

X            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes    X No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes    X No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes               No

Index

Part I

Item 1. Identify of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA
(In Thousands, except share data)
Statement of Income Data:	For the Year ended	For the year ended	For the year ended	Cumulative since inception
	December 31, 2005	December 31, 2004	December 31, 2003	July 23,1993
Revenue	$-	$-	$-	$196,794
Subscriber	-	-	-	55,443
Equipment Sales	-	-	-	15,971
	-	-	-	234,704
Other	-	-	-	-
Total revenue	-	-	-	502,912

Cost of revenue and operating expenses
Professional service	4,500	-	-	4,500
Technical operations	-	-	-	151,687
Cost of sales	-	-	-	33,009
Sales & marketing	-	-	-	347,674
Administration	-	-	-	1,174,486
Amortization	-	-	-	220,110
Total cost of revenue and operating expenses	4,500	$-	$-	$1,931,466

Income (loss) before under noted

Write down of mortgages and loans	-	-	-	(93,555)
Foreign exchange loss	-	-	-	(12,141)
Interest on notes	1,020	-	-	(111,258)
Non-controling interest	-	-	-	47,222
Forgiveness of debts and cancellation of liabilities	-	-	-	3,910,238
Loss on abandonment and disposal of assets and discontinued business	-	-	-	(10,642,290)
Other	-	-	-	16,086
	1,020	-	-	(6,885,698)

Net income (loss)	(5,520)	-	-

Deferred Income Taxes	-	-	-
Income Tax Benefit	-	-	-

NET INCOME	$(5,520)	$-	$-	$(8,314,252)
Net income (loss) per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$

Weighted average common shares outstanding	12,093,851	12,093,851	12,093,851

Balance Sheet Data:	Year Ended	Year Ended	Year Ended
	2005	2004	2003
Working Capital	$ 0.00	$ 0.00	$ 0.00
Total Assets	0.00	0.00	0.00
Long Term Debt	(5,520)	0.00	0.00
Shareholders’ Equity	(5,520)	0.00	0.00

Although listed on the Pinksheets, the Company had no trading activity.  The price of the stock was zero at the beginning and end of every quarter of 03, 04 and 05.1  The transfer agent during this period was Pacific Corporate Trust Company, a Computershare Company, 100 University Avenue, 11th Floor, Toronto, ON M5J 2YI, (877)288-6822.

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

We incurred no revenues or expenses for 2003, 2004 and 2005 other than one professional services note.  We have no liquidity and unless we are able to make an acquisition with our stock or find a company with which to merge, we will not have revenue in the next reporting period or thereafter. We will, however, incur expenses to maintain our corporate estates and keep our Securities Act filings current.

Item 6. Directors, Senior Management and Employees

Name	Age	Title
Ross Wilmott	63	Director (1)
Kimberly Zilke	44	President & Secretary/Treasurer (1)
Leon J. Danna	67	President, Director & CEO (2)

(1)	Served in 2005
(2)	Elected on August 15, 2007

The following sets forth certain information as of the data here with respect to the directors and executive officers of the Company:

The sole director of the Corporation at the time covered in this filing is Ross Wilmott. Mr. Wilmott is a financial consultant and past President and CFO for 5 technology and resource companies.  He is presently the president of Cedarwoods Group in BC.  He has been the director of six public companies and has been involved in the writing of Corporate Governance Procedures.  He is a C.A. and holds a B.A.S.C. along with a M.A.S.C.  He resigned from Promax Communications, Inc. in 2005.

The Sole Officer at the time of this filing is Kimberly Zilke, President/Secretary/Treasurer. Kim Zilke is 44 years old, and was formerly the CEO and owner of California Disabled Transportation, a business that operated wheel chair lift equipped vans and transported disabled persons between home and medical appointments.  From 1997 to 2004 she was also the CEO and owner of California Cab, a taxi business.  Both businesses were based in Palm Desert, California.  Prior to 1997 she held positions in the travel industry and in private duty nursing.  Ms. Zilke resigned from Promax Communications, Inc. in 2007.

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

Committees and Attendance of Board of Directors Meetings

During the year-ended December 31, 2005, the Board of Directors held our formal meeting.  The Company does not have either an auditor or compensation committee.

Employees

The Company has one part-time employee who is not compensated for her services.

Share Ownership

Share ownership of officers and directors is listed in Item 7.

Item 7. Major Shareholders and Related Party Transactions

The Company is dormant and a developing stage corporation with no 10% or greater shareholders and had no related party transactions.
Officer/Director                                                                 Shares Held
Ross Wilmott, Sole Director                                                              0
Kimberly Zilke, Sole Officer                                                     400,000

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

The following table sets forth the high and low bid prices per share for the Company’s common stock for each quarter period for the past two years:

                            2005                                            2004
	Highs	Lows	Highs	Lows
First Quarter	$0.00	$0.00	$0.00	$0.00
Second Quarter	$0.00	$0.00	$0.00	$0.00
Third Quarter	$0.00	$0.00	$0.00	$0.00
Fourth Quarter	$0.00	$0.00	$0.00	$0.00
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

Since our Company was a development stage corporation, during this accounting period, and there were no operations, we conclude that our internal control over financial reporting was not effective as of December 31, 2005.  Our disclosure controls and procedures were not effective in timely alerting the officers to material information required to be included in our period Securities and Exchange Commission filings at reasonable assurance levels due to the material weaknesses described below.

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

Item 16B. Code of Ethics

The Company has adopted a Code of Ethical Conduct.  It is attached as an exhibit hereto.

Item 16C. Principal Accountant Fees and Services

The aggregate fees paid relating to the audit of the Company’s financial statements for the year 2005 was $0.00.

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

Date:            February 7, 2008

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

February 5, 2008

EXHIBIT A

Stan J.H. Lee, CPA
Registered with the Public Company Accounting Oversight Board
2160 North Central Rd.  Suite 203 tFort Lee t NJ 07024
794 Broadway t Chula Vista t CA 91910
619-623-7799 Fax 619-564-3408  E-mail) stan2u@gmail.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

SIPP Industries, Inc.

We have audited the accompanying balance sheets of SIPP Industries, Inc. (formerly Promax Communications Inc.) as of  December 31, 2005 and the related statements of operations ( except for cumulative since its inception) , changes in shareholders’ equity and cash flows ( except for cumulative since its inception)  for the fiscal year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIPP Industries, Inc. (formerly Promax Communications Inc.) as of December 31, 2005 , and the results of their operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

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

Chula Vista, CA 91910

EXHIBIT B

PROMAX COMMUNICATIONS, INC.)
For the Periods ended June 30, 2005 and 2004
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
	As of December 31,
	2005	2004
ASSETS
Current Assets:

Cash	$-	-

Total Assets	$-	-

Current liabilities
Notes payable - non-affiliated	$4,500	-
Accrued interest in notes payable	1,020	-
Total current liabilities	5,520	-

Total liabilities	5,520	-

Preferred stock: $0.001 par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock: $0.001 par value; 250,000,000 shares authorized:12,093,851 issued and outstanding as of September 30, 2005	$1,209	1,209
Paid in capital	9,161,510	9,161,510
Cost of financing	(852,150)	(852,150)
Accumulated deficit during the development stage	(8,314,252)	(8,308,732)
Accumulated translation adjustment	(1,837)	(1,837)
Total stockholders' equity	(5,520)	-

Total Liabilities and Shareholders' Equity (Deficit)	$-	-

See notes to consolidated financial statements

EXHIBIT C

PROMAX COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
	For the year ended	For the year ended		Cumulative since inception
	December 31, 2005	December 31, 2004		July 23,1993
Revenue	$-	$-		$196,794
Subscriber	-	-		55,443
Equipment Sales	-	-		15,971
	-	-		234,704
Other	-	-		-
Total revenue	-	-		502,912

Cost of revenue and operating expenses
Professional service	4,500	-		4,500
Technical operations	-	-		151,687
Cost of sales	-	-		33,009
Sales & marketing	-	-		347,674
Administration	-	-		1,174,486
Amortization	-	-		220,110
Total cost of revenue and operating expenses	$4,500	$-		$1,931,466

Income (loss) before under noted
Write down of mortgages and loans	-	-		(93,555)
Foreign exchange loss	-	-		(12,141)
Interest on notes	1,020	-		(111,258)
Non-controling interest	-	-		47,222
Forgiveness of debts and cancellation of liabilities	-	-		3,910,238
Loss on abandonment and disposal of assets and discontinued business	-	-		(10,642,290)
Other	-	-		16,086
	1,020	-		(6,885,698)

Net income (loss)	(5,520)	-

Deferred Income Taxes	-	-
Income Tax Benefit	-	-

NET INCOME	$(5,520)	$-		$(8,314,252)

Net income (loss) per common share - basic and diluted	$(0.00)	$(0.00)	$

Weighted average common shares outstanding -	12,093,851	12,093,851

See notes to consolidated financial statements

EXHIBIT D

PROMAX COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Capital			Accumulated Deficit During Development Stage	Accumulated translation adjustment	Total Stockholders' Equity(Deficit)
	Shares	Common Stocks	Paid in capital - net of cost of financing

Balance, January 1, 2004	12,093,851	$1,209	$8,309,360	$(8,308,732)	$(1,837)	$-

Net income (loss) for the year ended December 31, 2005	-	-	-	-	-	-

Balance, December 31, 2004	12,093,851	1,209	8,309,360	(8,308,732)	(1,837)	-

Net income (loss) for the year ended December 31, 2005	-	-	-	(5,520)	-	(5,520)

Balance, June 30, 2007	12,093,851	$1,209	$8,309,360	$(8,314,252)	$(1,837)	$(5,520)

See notes to consolidated financial statements

EXHIBIT E

(PROMAX COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years ended June 30, 2005 and 2004

	For the year ended	For the year ended	Cumulative since inception
	December 31, 2005	December 31, 2004	July 23,1993

Cash flows from operating activities:
Net income (loss)	$(5,520)	$-	$(8,314,252)
Changes in operating assets and liabilities:
Items not involving cash:	-	-	-
Amortization	-	-	220,110
Cumulative translation adjustment	-	-	(6,840)
Non-controlling interest	-	-	(47,222)
Forgiveness of debt and cancellation of liabilities	-	-	(3,910,238)
Loss on abandonment and disposal of assets and discontinued business	-	-	10,311,321
Change in working capital	1,020	-	2,007,167
Net cash used in operating activities	$(4,500)	$-	$260,046

Cash flows from financing activities:
Issuance of shares, net of issue costs		-	7,466,710
Redemption of shares	-	-	(477,999)
Promissory notes	4,500	-	3,804,500
Dividends	-	-	(105,815)
Amounts receivable related to the issuance of shares	-	-	(38,030)
Subscription received in advance of capital stocks	-	-	1,032,109
Net cash provided by financing activities	-	-	11,681,475

Cash flows from investment activities:
Capital assets	-	-	(94,399)
Investment in Argent Tel	-	-	(200,000)
Investment in Skylink, net of cash	-	-	(8,487,082)
Mortgages and loans receivable	-	-	297,018
Increase in deferred development costs	-	-	(138,023)
Acquisition of equipment, net of disposals	-	-	(115,727)
Business acquisitions net of cash acquired	-	-	(3,203,308)
Net cash provided (or used) in investment activities	-		(11,941,521)

Net change in cash	-	-	-

Cash, beginning of period	-	-	-

Cash, end of period	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,020	$-	$-

Schedule of non-cash financing and investing activities:
Issuance of common stock	$-	$-	$-

See notes to consolidated financial statements

EXHIBIT F

Promax Communications Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
December 31, 2005

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

 c)  Reporting currency:

Because the Company's operations are primarily denominated in U.S. dollar based currencies, the financial statements for the year ended December 31, 2005  have been restated from Canadian dollars to U.S. dollars.

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

 f) Loss per share:

Loss per share is calculated based on the weighted average number of common shares outstanding after giving retroactive effect to the stock consolidation in the year ended December 31, 2005.

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

Shares of Preferred Stock:
As of December 31, 2005, there were no preferred shares of stock issued and outstanding.
Issuer's Options, Warrants and/or Subscriptions.  There are no options, warrants and/ or subscriptions for any shares of the Issuer's common or preferred stock for the year ended  December 31, 2005

5.      Reconciliation to United States accounting principles:

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

6. Subsequent events:

Business acquisitions

On August 31, 2007, the Company share exchange agreement withSIPP, Inc., a Nevada corporation whereby the Company issued 16,743,375 shares of common stocks for allthe outstanding capital of SIPP, Inc.  The share exchange has been accounted for as a reverse merger followed with a recapitalization.  As a result, SIPP, Inc. is considered the accounting acquirer and consequently the financial historical of SIPP, Inc. will become the financial historical of the Company.

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

CODE OF BUSINESS ETHICS

EXHIBIT 14.1
PROMAX COMMUNICATIONS, INC.

Introduction

Ethical conduct refers not only to one’s personal behavior but also to one’s responsibility to the community that is PROMAX COMMUNICATIONS, INC. (PMAX).  This Code of Business Ethics covers a wide range of business practices. Although not all issues relating to ethics can be discussed here, this Code is intended to serve as a basic guideline to you as an employee of PMAX on how to conduct yourself professionally and ethically with the public as well as your fellow colleagues both internally and externally.

Conflict of Interest Policy

A conflict of interest exists when a person’s private interest interferes in any way with the interests of the company.  A conflict may arise when an employee, officer or director takes actions or has interests that may make it difficult to perform work objectively and effectively. It is of the utmost importance that you do not misuse your position with PMAX for personal gain for yourself or any entity private or public.  Therefore it is in your best interest to avoid any relationship, influence or activity that may adversely affect your judgments in decision making related to your job.

Relationships with Outside Parties

Federal, state and local government departments and agencies have regulations concerning acceptance by their employees of entertainment, meals and gifts from firms and personnel with whom the departments and agencies do business or over whom they have regulatory authority.  You may not give any entertainment, meals or gifts to such government employees or union officials unless they are of minimal value and are clearly appropriate under the given circumstances. If you question what is deemed an appropriate circumstance or what is a minimal value please seek advise from a supervisor.

You may entertain socially any relatives or friends employed by or representing government agencies or trade unions. However, it should be clear, that the entertainment is not related to the business or union affairs of PMAX.  No expenditure for such social entertainment is reimbursable by PMAX to the employee.

Receipt of Items by Employees

You may accept meals, refreshments, or entertainment of nominal value in connection with business discussions. While it is difficult to define the term “nominal” by means of a specific dollar limitation, common sense should determine what one would consider lavish, extravagant, or frequent. It is your personal responsibility to ensure that the acceptance of such meals, refreshments or entertainment is proper and could not reasonably be construed as an attempt by the offering party to secure favorable treatment.

You are not permitted to accept gifts or other items of value from individuals, firms, or representatives of firms who seek business relationships with PMAX. Should circumstances arise where gifts or other items of value are received and cannot be returned, such gifts or other items of value shall be turned in to an appropriate member of senior management for disposition to a charitable organization.

Confidentiality

You are required to maintain all confidential information entrusted to you by PMAX and its customers, except when an officer of the company or other such entities authorize disclosure.  Confidential information includes all non-public information that might be of use to competitors or may be harmful to our customers.  It also includes information that suppliers and customers have entrusted to you.  If you are asked to disclose confidential information it is in your best interest to seek various consul both internally and externally.

Insider Trading

Federal Law prohibits insider trading in securities by persons in possession of material nonpublic information. This is a severely punishable crime. Insider trading is defined as information that is passed on which has a “substantial likelihood” of influencing a reasonable investor in deciding how to act in regard to a company’s securities. In other words, would the information be an important factor in an investor’s decision to buy or sell?  If you have any questions or information regarding insider trading it is strongly suggested that you confer with one of the senior executives.

Proprietary Information

Proprietary information is any information that is owned by PMAX, including information in PMAX’s databases.  Proprietary information includes such things as technical, budgetary and business information relating to future projects; business or marketing plans or projections; earnings and other financial data; personnel information including executive and organizational changes.  Proprietary information is the sole property of PMAX and any misuse or discovery of it is grounds for termination and possible legal action.

Intellectual Property

When you join PMAX you assign to PMAX all of your right, title, and interest in intellectual property you develop when you are employed in certain capacities, such as a managerial, technical, product planning, programming, or other professional capacity.

The intellectual property you assign includes such things as ideas, inventions, computer programs and documents which relate to PMAX's actual or anticipated business, research or development or that are suggested by, or result from, work or tasks you perform for, or on behalf of, PMAX. This obligation applies no matter where or when--at work or after hours--such intellectual property is created. As intellectual property must be reported to PMAX, PMAX is beholden to protect the proprietary information of the company as well as the employee responsible for said information.  If you believe that your idea, invention or computer program, or other material does not fall within the area of PMAX's actual or anticipated business, you should discuss it with an officer of the company.

Record Keeping

PMAX requires honest and accurate recording and reporting of information in order to make responsible business decisions.  For example, only the true and actual number of hours worked should be reported.

Many employees regularly use expense reports.  If you have any questions regarding the legitimacy of certain expenses you are claiming talk to a supervisor for guidance.

In addition, all of PMAX’s records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect PMAX’s transactions and must conform to both internal control systems and legal requirements.  As business records and communications often become public it is in the best interest of PMAX that you avoid exaggeration, derogatory remarks and guesswork.  This applies equally to e-mails, internal memos and formal reports.   Records should always be kept or destroyed according to PMAX’s record retention policy.

Protections and Proper use of Company Assets

All employees should endeavor to protect PMAX’s assets and insure their efficient use.  Theft, carelessness and waste have a direct impact on PMAX’s profitability. Any suspected incident of such behavior should be reported immediately to an appropriate supervisor.  PMAX equipment should not be used for non-company business.

Personal Finances

Because PMAX’s reputation rests, in part, on it’s integrity; you are expected to manage your personal finances in an intelligent and prudent manner.

To avoid a potential conflict of interest—and to avoid imposing a wrongful burden on a customer, benefactor, supplier, or staff member—the following financial activities are prohibited:

1.	Borrowing from other staff members.
2.	Borrowing from customers, benefactors or suppliers other than lending institutions.
3.	Investing, either directly or indirectly, in a customer, benefactor or supplier other than those publicly traded on national exchanges.
4.	Selling or leasing personal goods or services to a customer, supplier, or benefactor.

Political Activities

No funds or assets of PMAX, including the work time of any employee, will be contributed, loaned, or made available directly or indirectly to any political party or to the campaign of any candidate for a federal, state or local office.

PMAX strongly encourages and supports its employee’s involvement in civic affairs and political activities.  However, your involvement and participation must be on an individual basis, on your own time, and at your own expense. Further, when you speak on public issues, it must be made clear that comments or statements made are those of an individual and not the company.

Reporting and Disclosure

Should you be unsure of, or become personally involved in, any situation that may violate the requirements or the spirit of this Code of Business Ethics, you must contact a supervisor or member of senior management.

If you become aware of a situation among your fellow employees that appears to violate your understanding of this Code of Business Ethics you should report the situation to an appropriate Company official.

Compliance Procedure

Failure to comply with the standards contained in this Code will result in disciplinary action that may include termination and reimbursement to the Company for any losses or damages resulting from the violation.  As with all matters involving disciplinary actions, principles of fairness will apply. Any employee charged with a violation of this code will be afforded an opportunity to explain his or her actions before any necessary disciplinary action is taken. It should be noted that if circumstances warrant, the company is obligated to notify the appropriate law enforcement agencies.

A waiver of any provision of this Code for any director or executive officer of the Company may be granted only by the Board of Directors of the Company and any such waiver must be promptly disclosed to the Company’s stockholders as required by applicable law, rule or regulation.  A waiver of any provision of this Code for other officers or employees of the Company may be granted by the Chief Executive Officer of the Company.